Exhibit 4.25

Summary of Share Purchase Agreement in Hebrew

Date:	December 19, 2002

Parties:	Robomatix Technologies Ltd. (“Robomatix”)
Associative Computing Ltd. (the “Subsidiary”)
Benny Konstantin (“Konstantin)

The Transaction and Consideration:

The Subsidiary issued Konstantin 9,200 ordinary shares, par value NIS 1.00 per share, constituting 50% of the Subsidiary’s issued and outstanding share capital (post closing) and Konstantin acquired NIS 9.675 million of the Subsidiary’s NIS 13.3 million debt to Robomatix. Konstantin paid the Subsidiary 9,201 NIS, comprised of the aggregate par value of the shares plus 1 NIS in consideration for the debt.

Representations and Warranties:

Robomatix and the Subsidiary made standard representations and warranties to Konstantin with respect to the Subsidiary, its business and affairs. Robomatix agreed to indemnify Konstantin for any loss above NIS 150,000 in connection with his reliance on the representations and warranties made by the Subsidiary and/or Robomatix.

Konstantin made standard representation and warranties for a purchaser, in agreements of this nature.

Additional Terms:

  The Subsidiary agreed to provide Konstantin and Robomatix with capital (promissory) notes guaranteeing repayment of its debt to each of them and setting forth repayment structure.
  Konstantin received the right to appoint two directors to the board of directors of the Subsidiary, constituting half of the board of directors.
  Konstantin received protection from dilution of his share percentage in the event that the Subsidiary is required to issue shares to any third party. Tthe Subsidiary will bear any tax expense resulting from the issuance of additional shares to Konstantin.
  In the event that the Subsidiary is required to repay any debt noted in its financial reports, Robomatix will grant a loan to the Subsidiary in the required amount. Alternatively, Robomatix will invest the required amount in the Subsidiary. Such an investment will not dilute Konstantin’s holdings in any way and the Subsidiary and/or Robomatix shall bear any tax expense resulting from the issuance of additional shares to Konstantin.